                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Lasergate Systems, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $0.03 Par Value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   517906 50 9
            --------------------------------------------------------
                                 (CUSIP Number)

                                John M. Markovich
                                Tickets.com, Inc.
                        4675 MacArthur Court, Suite 1400
                         Newport Beach, California 92660
                                 (949) 862-5400
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 21, 1999
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
 .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7b for other parties to whom copies are to be sent.



--------
*

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 517906509                                           Page   2   of   6
          -----------                                              -----    ---

--------------------------------------------------------------------------------
    1 Names of Reporting Person: Tickets.com, Inc. (f/k/a Advantix, Inc.) I.R.S. Identification No. of Above Person (if entity): 06-1424841

--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group*
                                                                             (a)
                                                                             (b)
--------------------------------------------------------------------------------
    3       SEC use only

--------------------------------------------------------------------------------
    4       Source of Funds*

                    WC
                    OO
--------------------------------------------------------------------------------
    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization

                    Delaware
--------------------------------------------------------------------------------
 Number of shares       7     Sole voting power
beneficially owned
 by each reporting             24,818,217
    person with
                     -----------------------------------------------------------
                        8     Shared voting power

                     -----------------------------------------------------------
                        9     Sole dispositive power

                               24,818,217
                     -----------------------------------------------------------
                       10     Shared dispositive power

--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person

                    24,818,217
--------------------------------------------------------------------------------
            Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)

                    61.9%
--------------------------------------------------------------------------------
    14      Type of Reporting Person*

                    CO
--------------------------------------------------------------------------------

        This Amendment No. 2 to Schedule 13D (the "Amendment") is being filed on behalf of Tickets.com, Inc. (f/k/a Advantix, Inc.) ("Tickets.com") to amend the
Schedule 13D (the "Schedule 13D") which was originally filed on February 3, 1999, and amended on February 26, 1999 and relates to the common stock, $.003 par value (the "Common Stock"), and Series G Preferred Stock, which is convertible into Common Stock (the "Preferred Stock") of Lasergate Systems, Inc., a Florida corporation (the "Issuer"). All terms used and not otherwise defined herein shall have the meanings attributed to such terms in the Schedule 13D. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported herein are amended; all other items remain unchanged.


ITEM 4. PURPOSE OF TRANSACTION. The purpose of the transactions described below in this Item 4 is to acquire the shares of capital stock of the Issuer for the purpose of gaining control of the Issuer.

        (a)-(b) On January 24, 1999, Tickets.com and RBB Bank AG ("RBB") entered into a Stock Purchase Agreement (the "Purchase Agreement"), providing for the purchase by Tickets.com from RBB of 7,837,332 shares of Common Stock (the "Common Shares") for cash in the amount of $783,733.20 and 5,700 shares of Preferred Stock (the "Preferred Shares") for shares of common stock of Tickets.com ("Tickets.com Common Stock") equal to an exchange ratio of 170.081 multiplied by the number of shares of Preferred Stock owned by RBB, which shares of Preferred Stock are convertible into 24,818,217 shares of Common Stock. Pursuant to the Purchase Agreement, the closing for purchase of the Common Shares and Preferred Shares was to be held not later than May 15, 1999, or such later date as RBB and Tickets.com agreed.

        On June 21, 1999, Tickets.com and RBB amended the Purchase Agreement pursuant to an agreement dated as of that date (the "Amended Purchase Agreement"), whereby Tickets.com agreed to purchase and RBB agreed to sell, within three business days of the execution of a definitive Agreement and Plan of Merger between the Issuer and Tickets.com, all of the Preferred Shares in exchange for, at the election of RBB, (a) 170.081 shares of Tickets.com Common Stock for each Preferred Share, or (b) $435.00 per each Preferred Share, or a combination thereof. Additionally, Tickets.com and RBB agreed that Tickets.com would purchase the Common Shares as part of a merger of Tickets.com or its subsidiary with the Issuer pursuant to a definitive Agreement and Plan of Merger and not as a separate transaction under the Purchase Agreement. The obligation of Tickets.com to purchase the Preferred Shares was subject to the resignation by Jacqueline E. Soechtig as an officer and director of the Issuer and Ms. Soechtig's general release of the Issuer and Tickets.com. All other terms of the Purchase Agreement continue in full force and effect, including RBB's agreement to support a merger of the Issuer with and into Tickets.com or a subsidiary of Tickets.com, and to vote all of the Common Shares in favor of a merger.

        On June 21, 1999, the Issuer and Tickets.com entered into a definitive Agreement and Plan of Merger dated as of that date (the "Merger Agreement"), pursuant to which the Issuer agreed to the merger (the "Merger") of the Issuer with and into a wholly-owned subsidiary of Tickets.com ("MergerSub"), subject to receipt of approval by the shareholders of the Issuer. At the effective time of the Merger, the separate existence of MergerSub will cease to exist and the Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Tickets.com (the "Surviving Corporation"). Holders of the Common Stock of the Issuer will receive, in exchange for each share of Common Stock held by them, $0.10 ("Cash Consideration"). The Issuer will, at or before the consummation of the Merger, cancel and cause the surrender of all outstanding options validly issued pursuant to the Issuers' Stock Option Plan or otherwise (the "Options"), regardless of whether the Options are then exercisable. In settlement of the surrender and cancellation of each Option, each holder of an Option that is exercisable at the effective time will be entitled to receive an amount in cash, without interest, equal to the product of (i)(A) the Cash Consideration, minus (B) the exercise price per share of Issuer Common Stock under the Option, multiplied by (ii) the number of shares of Common Stock covered by such Option; provided, however, that the Issuer shall withhold any applicable federal and state withholding taxes. Holders of the Preferred Stock shall continue to hold their shares. Holders of each issued and outstanding warrant issued pursuant to the Warrant Agreement between the Issuer and American Securities

Transfer, Inc., dated October 25, 1994 ("Public Warrant") shall be entitled to receive an amount of cash ("Warrant Consideration"), without interest, equal to the product of (i)(A) the Cash Consideration, minus (B) the exercise price of each Public Warrant, multiplied by (ii) the number of shares of Common Stock covered by such Public Warrant; provided, however, the Issuer shall withhold any applicable federal and stated withholding taxes. In the event that the Cash Consideration is less than or equal to the exercise price of the Public Warrant, the Holders will receive no Warrant Consideration or any other Cash Consideration.

        On June 28, 1999, following the execution of the Merger Agreement, RBB sold and delivered the Preferred Shares to Tickets.com in exchange for 674,541 shares of Tickets.com Common Stock and $754,290.

        (d) Pursuant to the terms of the Merger Agreement, two designees of RBB were appointed to the Board of Directors of the Issuer, and the remaining members of the Board of Directors of the Issuer tendered their resignations. Upon consummation of the Merger, the board of directors of the Surviving Corporation shall have three members, all of whom will be chosen by Tickets.com. The officers of the Surviving Corporation shall be the officers of the Issuer from and after the effective time of the Merger.

        (g) Upon consummation of the Merger, the Articles of Incorporation of MergerSub, as in effect immediately prior to the Merger, shall be the Articles of Incorporation of the Surviving Corporation, with the exception that the name of the Surviving Corporation shall become "Lasergate Systems, Inc.". Upon consummation of the Merger, the Bylaws of MergerSub, as in effect immediately before the effective time shall be the Bylaws of the Surviving Corporation.

        (h) Upon consummation of the Merger, as planned, the Common Stock will be deregistered under the Exchange Act of 1934.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

        (a) As a result of the consummation of the transactions contemplated by the Amended Purchase Agreement referred to in Item 4 above, Tickets.com beneficially owns 5,700 shares of Preferred Stock, which are convertible into 24,818,217 shares of Common Stock, representing in the aggregate approximately 61.9% of the Common Stock as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 (the most recent quarterly report filed by the Issuer)

        (b) As a result of the consummation of the transactions contemplated by the Amended Purchase Agreement referred to in Item 4 above, Tickets.com has sole power to vote or to direct the vote of and to dispose or direct the disposition of the 5,700 Preferred Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except for the Purchase Agreement, the Amended Purchase Agreement, and the Merger Agreement referred to in Item 4 above, Tickets.com is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to agreements to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of any proxy.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 First Amendment to Agreement, dated as of June 21, 1999, between RBB and Tickets.com


        Exhibit 2 Agreement and Plan of Merger, dated as of June 21, 1999, between Tickets.com, MergerSub and the Issuer.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 1999.


                                        TICKETS.COM, INC.


                                        By:  /s/ John M. Markovich
                                           -------------------------------------
                                           John M. Markovich,
                                           Executive Vice President & Chief
                                           Financial Officer


        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

        ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).